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Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended September 30		Nine Months Ended September 30
	2001	2000	2001	2000
Earnings:
Income before income taxes	$25	$342	$(340)	$537
Less: Income from less than 50% owned investees	8	42	25	84
Add:
Rent expense representative of interest (1)	60	59	177	170
Interest expense net of capitalized interest	87	77	239	241
Interest of mandatorily redeemable preferred security holder	6	8	19	22
Amortization of debt discount and expense	2	3	7	8
Amortization of interest capitalized	1	1	3	3

Adjusted earnings	$173	$448	$80	$897

Fixed charges and preferred stock requirements:
Rent expense representative of interest(1)	$60	$59	$177	$170
Interest expense net of capitalized interest	87	77	239	241
Interest of mandatorily redeemable preferred security holder	6	8	19	22
Preferred stock requirements	—	—	1	1
Amortization of debt discount and expense	2	3	7	8
Capitalized interest	6	6	23	15

Fixed charges and preferred stock requirements	$161	$153	$466	$457

Ratio of earnings to fixed charges and preferred stock requirements	1.07	2.93	—(2)	1.96

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges and preferred stock requirements by $386 million for the nine months ended September 30, 2001.

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NORTHWEST AIRLINES CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS (Dollars in millions)